FENNEMORE CRAIG, P.C.

3003 North Central Avenue, Suite 2600
Phoenix, Arizona 85012-2913
(602) 916-5000

Karen C. McConnell
Direct Phone: (602) 916-5307
Direct Fax: (602) 916-5507
kmcconne@fclaw.com

Law Offices
Phoenix (602) 916-5000
Tucson   (520) 879-6800
Nogales (520) 761-4215
Lincoln (402) 323-6200

April 24, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Mr. Jason Wynn

Re: Stratford American Corporation
Amendment No. 1 to Schedule 13E-3
Filed March 27, 2006
File No. 05-40361

Revised Preliminary Proxy Statement on Schedule 14A
Filed March 27, 2006
File No. 0-17078

Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006

Form 10-QSB for the Fiscal Quarters Ended September 30, 2005, June 30, 2005 and
March 31, 2005
Filed November 14, 2005, August 15, 2005 and May 16, 2005

Dear Mr. Wynn:

        The following is provided by Stratford American Corporation ("Stratford") in response to the letter from the Staff of the Securities and Exchange Commission dated April 18, 2006. Capitalized terms used but not defined herein have the meanings set forth in the relevant document to which the comment relates. The responses set forth below are numbered to correspond to the numbered comments set forth in the Staff's letter. **Please note that in order to simplify the Staff's review of the documents and our responses, the page numbers referenced in our responses set forth below correspond to the page numbers of the enclosed blacklines.**

1786426

FENNEMORE CRAIG, P.C.

Schedule 13E-3/A

Item 13. Financial Information

    1.   We have made the requested change on page 11 of Schedule 13E-3/A and have revised the disclosure to include the information required by Item 1010(a) of Regulation M-A. We have also properly incorporated by reference the financial information from Stratford's Form 10-KSB for the fiscal year ended December 31, 2005.

    2.   We have made the requested change on page 11 of the Schedule 13E-3/A and have revised the disclosure to include the information required by Item 1010(c) of Regulation M-A.

Revised Schedule 14A

Summary Term Sheet, page 1

Position of the Buyout Parties…, page 4

    3.   We have made the requested change on pages 13 and 37 of the proxy statement and have included a parenthetical clarifying that the term "unaffiliated shareholders" does not include JDMD or Eaton Trust. The parenthetical is limited to JDMD and the Eaton Trust because JDMD and Eaton Trust are the only members of the Buyout Parties and the Other Filers that are shareholders of Stratford. All other Buyout Parties and Other Filers own their shares indirectly through their direct or indirect ownership of JDMD.

Stratford Selected Consolidated Financial Data, page 8

    4.   We have made the requested change and have updated this section for the consolidated financial data for Stratford for the fiscal year ended December 31, 2005. In addition, Exhibit C to the proxy statement has been updated to replace the prior reports with Stratford's 10-KSB for the fiscal year ending December 31, 2005.

Special Factors, page 17

Background of the Merger, page 17

    5.   We are filing the Meagher analyses with the revised Schedule 13E-3. The reports from Meagher are estimations of the value of Stratford's investment in the oil and gas properties. The reports are comprised of assumptions used in calculating the value and the value that results from the analyses. We have revised pages 26, 27 and 29 of the proxy statement to include the assumptions used in each of the Meagher reports. The information contained in the revised proxy statement represents a materially complete summary of each report received from Meagher.

    6.   Meagher's on-going negotiations with the bidders whose bids ranged from $0.62 per share to $0.71 per share did not result in any increase in the bids. We have expressly so stated on page 26 of the proxy statement.

FENNEMORE CRAIG, P.C.

7.   We have made the requested change on page 27 of the proxy statement and have added a cross reference to the section entitled "Alternatives to the Merger" beginning on page 42 of the proxy statement. The section entitled "Alternatives to the Merger" discusses all of the alternatives to the merger considered by Stratford's board of directors.

8.   We have made the requested change and have added a sentence to the discussion of the possible outcomes on page 43-44 of the proxy statement. In addition, we added new bullet points on pages 35, 36, 40 and 41 of the proxy statement about the possibility of a subsequent sale or merger at prices in excess of or below the merger consideration.

Recommendations of the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger, page 24

9.   We have made the requested change and have expanded our discussion of the going concern value on pages 33 and 38 of the proxy statement by explaining why Stratford believes the going concern value is the same as the book value. In this regard, the Stratford board did not rely on the advice of another.

10.   We have made the requested change and have clarified the comparison of the merger consideration to the likely liquidation value of Stratford on page 33 of the proxy statement. In addition, we have added disclosure comparing the merger consideration to each of the estimations of value based on Meagher's reports on page 33 of the proxy statement. We have made the comparable changes to the fairness discussion of the Buyout Parties and the Other Filers on page 38 of the proxy statement.

11.   We have made the requested change and have added the requested information regarding the procedural factors set forth in Item 1014 of Regulation M-A to pages 41 and 42 of the proxy statement.

Closing Comments

Blacklines of the proxy statement and the Schedule 13E-3 reflecting the various changes described above have been included to facilitate the Staff's review. Due to limitations in our system, the blackline of the proxy statement does not include the chart appearing on page 16 of the proxy statement or Stratford's 10-KSB attached as Exhibit C to the proxy statement. However, the chart and the Exhibit C documents are included in the filing to be submitted in the Edgar filing to the Commission.

FENNEMORE CRAIG, P.C.

United States Securities and Exchange Commission
Division of Corporation Finance
April 24, 2006
Page 4

Please contact the undersigned if you have any questions or require clarification on any of the matters discussed above. We will look forward to hearing from you.

Sincerely,

FENNEMORE CRAIG, P.C.

Karen McConnell

Karen C. McConnell

cc: Mel L. Shultz
David H. Eaton
Steven D. Pidgeon

KCM/slt
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